

16021860

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



| SEC FILE NUMBER |
|---|
| 8-29868 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 N. Main Street, Suite 270
(No. and Street)

| Walnut Creek | CA | 94596 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Coit — 925-943-6080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

| 12657 Alcosta Blvd. Suite 500 | San Ramon | CA | 94583 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, R. Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Equities Securities Corp., as of Aug 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Kenneth Coit
Signature

President
Title

Notary Public

*SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 29th day of August, 20 16 by R Kenneth Coit,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



SANDRA R. JONES
Commission # 2032393
Notary Public - California
Contra Costa County
My Comm. Expires JULY 31, 2017


Signature (Seal)

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audit report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 3 Document Date 8/29/16

Additional information

## INSTRUCTIONS

*The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

# Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2016

## TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying financial statements of Sequoia Equities Securities Corporation, which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Sequoia Equities Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting pricniples used and signficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sequoia Equities Securities Corporation as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Sequoia Equities Securities Corporation's financial statements. The supplemental information is the responsibility of Sequoia Equities Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Armanino LLP

Armanino LLP
San Ramon, California

August 26, 2016

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2016

## ASSETS

| | |
|---|---|
| Cash | $ 20,744 |
| Total assets | $ 20,744 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Due to affiliated company | $ 100 |
| Total liabilities | 100 |
| Stockholder's equity | |
| Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding | 487,387 |
| Accumulated deficit | (466,743) |
| Total stockholder's equity | 20,644 |
| Total liabilities and stockholder's equity | $ 20,744 |

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2016

| | |
|---|---|
| Revenues | |
| Concessions | $ 2,472,434 |
| Total revenue | 2,472,434 |
| Expenses | |
| Commissions | 2,472,434 |
| Other operating expenses | 44,987 |
| Total expenses | 2,517,421 |
| Net loss | $ (44,987) |

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

| | Common Stock | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|
| Balance, June 30, 2015 | $437,387 | $ (421,756) | $ 15,631 |
| Capital contributions | 50,000 | - | 50,000 |
| Net loss | - | (44,987) | (44,987) |
| Balance, June 30, 2016 | $487,387 | $ (466,743) | $ 20,644 |

The accompanying notes are an integral part of these financial statements.

# SEQUOIA EQUITIES SECURITIES CORPORATION
## Statement of Cash Flows
### For the Year Ended June 30, 2016

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (44,987) |
| Cash flows from financing activities | |
| Capital contributions | 50,000 |
| Increase (decrease) in cash and cash equivalents | 5,013 |
| Cash and cash equivalents at beginning of year | 15,731 |
| Cash and cash equivalents at end of year | $ 20,743 |
| Supplemental disclosures of cash flow information | |
| Cash paid during the year for | |
| Franchise taxes | $ - |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

## 2. Summary of Significant Accounting Policies

### Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

### Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are not provided for as they are not significant. The Company has evaluated its current tax positions and has concluded that as of June 30, 2016, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

## 2. Summary of Significant Accounting Policies (continued)

### Subsequent events

No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

## 3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1 or 6-2/3%.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2016, the Company had net capital of $20,644 which was $15,644 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.005 to 1 as of June 30, 2016.

## 4. Income Taxes

At June 30, 2016, there are federal net operating loss carry forwards of approximately $371,800 and state net operating loss carry forwards of approximately $275,400. The net operating losses expire in the years ending June 30, 2016 through June 30, 2036. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2016.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2012. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2013.

## 5. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,000 per month for its share of operating expenses under these affiliate expense agreements. Amounts payable to the affiliated companies under these agreement totaled $100 at June 30, 2016.

## 6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2016 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

# SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2016

| | | |
|---|---|---|
| Net capital | | |
| Stockholder's equity | | $ 20,644 |
| Net capital | | $ 20,644 |
| Aggregate indebtedness | | $ 100 |
| Computation of basic net capital requirements | | |
| Minimum net capital requirement (6-2/3% of aggregate indebtedness) ($5,000 minimum) | (A) | $ 5,000 |
| Minimum dollar net capital requirement | (B) | $ 5,000 |
| Net capital requirement (greater of (A) or (B)) | | $ 5,000 |
| Net capital in excess of minimum requirement | | $ 15,644 |
| Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement) | | $ 14,644 |
| Ratio of aggregate indebtedness to net capital | | 0.005 |

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of June 30) - no material differences

SEQUOIA EQUITIES SECURITIES CORPORATION

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2016

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.



# SEQUOIA EQUITIES SECURITIES CORPORATION

REPORTS ON EXEMPTION UNDER SEC RULE 15c3-3
SEQUOIA EQUITIES SECURITIES CORP
FOR THE YEAR ENDED JUNE 30, 2016

SEA 15C3-3 Exemption Report

I, R. Kenneth Coit, President of Sequoia Equities Securities Corp, (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA § 240.15c3-3;
2. The Company met the identified exemption provision in SEA. § 24015c3-3(k) from July 1, 2015 through June 30, 2016 without exception; and
3. There were no exceptions during July 1, 2015 through June 30, 2016 in meeting the identified exception provision in SEA 240.15c3-3(k)

Respectfully Submitted

R. Kenneth Coit

R. Kenneth Coit
President
Sequoia Equities Securities Corp

August 26, 2016

1655 NORTH MAIN, SUITE 270 • WALNUT CREEK, CA 94596 • (925) 943-6080 FAX: (925) 943-1753
MEMBER FINRA AND SIPC


armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT FROM SEC RULE 15c3-3 OF
SEQUOIA EQUITIES SECURITIES COPRORATION
FOR THE YEAR ENDED JUNE 30, 2016

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Sequoia Equities Securities Corporation report on Exemption From SEC Rule 15c3-3 for the year ended June 30, 2016, in which (1) Sequoia Equities Securities Corporation (the "Company") identified the following provision of paragraph (k) of Rule 15c-3 under which the Company claimed an exemption from SEC Rule 15c3-3: paragraph (k)(2)(i) of Rule 15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino LLP
San Ramon, California

August 26, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2016, which were agreed to by Sequoia Equities Securities Corporation (the "Company"), and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

August 26, 2016

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029868 FINRA JUN
SEQUOIA EQUITIES SECURITIES CORP
1655 N MAIN ST STE 270
WALNUT CREEK CA 94596-4688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) ( Ø )

Date Paid

C. Less prior overpayment applied ( Ø )

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sequoia Equities Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 29 day of July, 2016.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2015
and ending 6/30/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,472,434 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 44,987.- |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 2,472,434.- |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 2,517,421.- |
| 2d. SIPC Net Operating Revenues | $ Ø |
| 2e. General Assessment @ .0025 | $ Ø |
| | (to page 1, line 2.A.) |